Financial News

CIBC ANNOUNCES FOURTH QUARTER AND FISCAL 2018 RESULTS

CIBC’s 2018 audited annual consolidated financial statements and accompanying management’s discussion & analysis (MD&A) will be available today at www.cibc.com, along with the supplementary financial information and supplementary regulatory capital reports which include fourth quarter financial information. All amounts are expressed in Canadian dollars, unless otherwise indicated.

Toronto, ON – November 29, 2018 – CIBC (TSX: CM) (NYSE: CM) today announced its results for the fourth quarter and fiscal year ended October 31, 2018.

“In 2018, CIBC delivered record net income driven by strong performance across all of our strategic business units,” says Victor G. Dodig, CIBC President and Chief Executive Officer. “We made excellent progress in continuing to embed a client-focused culture, investing in our cross-border platform and enhancing value for our shareholders. Looking forward, we are well positioned to continue to build a client-focused bank that delivers superior shareholder returns.”

    Fourth quarter highlights

	Q4/18	Q4/17	Q3/18	YoY Variance	QoQ Variance
Reported Net Income	$1,268 million	$1,164 million	$1,369 million	+9%	-7%
Adjusted Net Income(1)	$1,364 million	$1,263 million	$1,399 million	+8%	-3%
Reported Diluted Earnings Per Share (EPS)	$2.80	$2.59	$3.01	+8%	-7%
Adjusted Diluted EPS(1)	$3.00	$2.81	$3.08	+7%	-3%
Reported Return on Common Shareholders’ Equity (ROE)	15.3%	15.8%	16.7%
Adjusted ROE(1)	16.4%	17.2%	17.1%
Basel III Common Equity Tier 1 (CET1) Ratio (all-in basis)	11.4%	10.6%	11.3%
(1)	For additional information, see the “Non-GAAP measures” section.

CIBC’s results for the fourth quarter of 2018 were affected by the following items of note aggregating to a negative impact of $0.20 per share:

•

$89 million ($65 million after-tax and minority interest, or $0.15 per share) of incremental losses on debt securities and loans in FirstCaribbean International Bank Limited (CIBC FirstCaribbean) resulting from the Barbados government debt restructuring;

•	$26 million ($19 million after-tax, or $0.04 per share) amortization of acquisition-related intangible assets; and
•

$8 million ($7 million after-tax, or $0.01 per share) in transaction and integration-related costs net of purchase accounting adjustments associated with the acquisitions of The PrivateBank and Geneva Advisors.

For the year ended October 31, 2018, CIBC reported net income of $5.3 billion and adjusted net income(1) of $5.5 billion, compared with reported net income of $4.7 billion and adjusted net income(1) of $4.7 billion for 2017.

The following table summarizes our strong performance in 2018 against our key financial measures and targets:

Financial Measure	Target	2018 Reported Results	2018 Adjusted Results (1)
Diluted EPS growth	5% to 10% on average, annually	$11.65, up 4% from 2017	$12.21, up 10% from 2017
ROE	15% +	16.6%	17.4%
Efficiency ratio	55% by 2019 (2)	57.5%, an improvement of 130 basis points from 2017	55.6%, an improvement of 160 basis points from 2017
Basel III CET1 ratio	Strong buffer to regulatory minimum	11.4%
Dividend payout ratio	40% to 50%	45.5%	43.4%
Total shareholder return	Outperform the S&P/TSX Composite Banks Index over a rolling five-year period	CIBC – 60.6% S&P/TSX Composite Banks Index – 62.0%
(1)	For additional information, see the “Non-GAAP measures” section.
(2)	CIBC has set a medium-term target of achieving a run rate efficiency ratio of 52% by 2022.

Core business performance

F2018 Financial Highlights

(C$ million)	F2018	F2017	YoY Variance
Canadian Personal and Small Business Banking
Reported Net Income	$2,547	$2,420	up 5%
Adjusted Net Income(1)	$2,556	$2,250	up 14%

Canadian Commercial Banking and Wealth Management
Reported Net Income	$1,307	$1,138	up 15%
Adjusted Net Income(1)	$1,308	$1,139	up 15%

U.S. Commercial Banking and Wealth Management
Reported Net Income	$565	$203	up 178%
Adjusted Net Income(1)	$592	$222	up 167%

Capital Markets
Reported Net Income	$1,069	$1,090	down 2%
Adjusted Net Income(1)	$1,069	$1,090	down 2%
(1)	For additional information, see the “Non-GAAP measures” section.

Strong fundamentals

While investing in core businesses, CIBC has continued to strengthen key fundamentals. In 2018, CIBC maintained its capital strength, competitive productivity and sound risk management practices:

•	CIBC’s capital ratios were strong, with a Basel III CET1 ratio of 11.4% as noted above, and Tier 1 and Total capital ratios of 12.9% and 14.9% respectively, at October 31, 2018;
•	Market risk, as measured by average Value-at-Risk, was $5.3 million in 2018 compared with $6.5 million in 2017; and
•	We continued to have strong credit performance, with CIBC’s loan loss ratio of 26 basis points compared with 25 basis points in 2017.

Making a difference in our Communities

CIBC is committed to building a bank that is relevant to our clients, our team members and our communities. During the fourth quarter of 2018:

•

We celebrated 22 years as title sponsor of the Canadian Cancer Society CIBC Run for the Cure and helped raise $16 million, including $3 million contributed by Team CIBC, for breast cancer research and support programs; and

•	We renewed our partnership with the Greater Toronto Airports Authority as official Financial Institution Partner at Toronto Pearson International Airport through October 2023.

CIBC Fourth Quarter 2018 News Release	2

Fourth quarter financial highlights

				As at or for the three months ended				As at or for the twelve months ended
	Unaudited	2018 Oct. 31		2018 Jul. 31		2017 Oct. 31		2018 Oct. 31		2017 Oct. 31
	Financial results ($ millions)
	Net interest income	$2,539		$2,577		$2,464		$10,065		$8,977
	Non-interest income	1,913		1,970		1,805		7,769		7,303
	Total revenue	4,452		4,547		4,269		17,834		16,280
	Provision for credit losses	264		241		229		870		829
	Non-interest expenses	2,591		2,572		2,570		10,258		9,571
	Income before income taxes	1,597		1,734		1,470		6,706		5,880
	Income taxes	329		365		306		1,422		1,162
	Net income	$1,268		$1,369		$1,164		$5,284		$4,718
	Net income attributable to non-controlling interests	2		4		5		17		19
	Preferred shareholders	24		23		24		89		52
	Common shareholders	1,242		1,342		1,135		5,178		4,647
	Net income attributable to equity shareholders	$1,266		$1,365		$1,159		$5,267		$4,699
	Financial measures
	Reported efficiency ratio	58.2	%	56.6	%	60.2	%	57.5	%	58.8%
	Adjusted efficiency ratio (1)	56.2	%	55.0	%	56.5	%	55.6	%	57.2%
	Loan loss ratio (2)	0.27	%	0.29	%	0.23	%	0.26	%	0.25%
	Reported return on common shareholders’ equity	15.3	%	16.7	%	15.8	%	16.6	%	18.3%
	Adjusted return on common shareholders’ equity (1)	16.4	%	17.1	%	17.2	%	17.4	%	18.1%
	Net interest margin	1.67	%	1.69	%	1.72	%	1.68	%	1.66%
	Net interest margin on average interest-earning assets	1.86	%	1.89	%	1.92	%	1.88	%	1.85%
	Return on average assets	0.83	%	0.90	%	0.81	%	0.88	%	0.87%
	Return on average interest-earning assets	0.93	%	1.00	%	0.91	%	0.99	%	0.97%
	Total shareholder return	(3.18)		%7.39	%	6.19	%	4.70	%	18.30%
	Reported effective tax rate	20.6	%	21.0	%	20.8	%	21.2	%	19.8%
	Adjusted effective tax rate (1)	20.7	%	21.1	%	21.8	%	20.0	%	20.3%
Common share information
Per share ($)	- basic earnings	$2.81		$3.02		$2.60		$11.69		$11.26
	- reported diluted earnings	2.80		3.01		2.59		11.65		11.24
	- adjusted diluted earnings (1)	3.00		3.08		2.81		12.21		11.11
	- dividends	1.36		1.33		1.30		5.32		5.08
	- book value	73.83		72.41		66.55		73.83		66.55
Share price ($)	- high	124.59		118.72		114.01		124.59		119.86
	- low	112.24		112.00		104.10		110.11		97.76
	- closing	113.68		118.72		113.56		113.68		113.56
Shares outstanding (thousands)	- weighted-average basic (3)	443,015		444,081		437,109	(4)	443,082		412,636 (4)
	- weighted-average diluted	444,504		445,504		438,556	(4)	444,627		413,563 (4)
	- end of period (3)	442,826		443,717		439,313	(4)	442,826		439,313 (4)
Market capitalization ($ millions)		$50,341		$52,678		$49,888		$50,341		$49,888
	Value measures
	Dividend yield (based on closing share price)	4.7	%	4.4	%	4.5	%	4.7	%	4.5%
	Reported dividend payout ratio	48.4	%	43.9	%	50.1	%	45.5	%	45.6%
	Adjusted dividend payout ratio (1)	45.1	%	43.0	%	46.1	%	43.4	%	46.2%
	Market value to book value ratio	1.54		1.64		1.71		1.54		1.71
	On- and off-balance sheet information ($ millions)
	Cash, deposits with banks and securities	$119,355		$120,429		$107,571		$119,355		$107,571
	Loans and acceptances, net of allowance	381,661		377,310		365,558		381,661		365,558
	Total assets	597,099		595,025		565,264		597,099		565,264
	Deposits	461,015		459,767		439,706		461,015		439,706
	Common shareholders’ equity	32,693		32,131		29,238		32,693		29,238
	Average assets	603,726		605,220		568,905		598,441		542,365
	Average interest-earning assets	540,933		542,140		510,038		536,059		485,837
	Average common shareholders’ equity	32,200		31,836		28,471		31,184		25,393
	Assets under administration (AUA) (5)(6)	2,303,962		2,400,407		2,192,947		2,307,116		2,192,947
	Assets under management (AUM) (6)	225,379		232,915		221,571		225,379		221,571
	Balance sheet quality (All-in basis) and liquidity measures
	Risk-weighted assets (RWA) ($ millions)
	Common Equity Tier 1 (CET1) capital RWA	$216,144		$211,820		$203,321		$216,144		$203,321
	Tier 1 capital RWA	216,303		211,968		203,321		216,303		203,321
	Total capital RWA	216,462		212,116		203,321		216,462		203,321
	Capital ratios
	CET1 ratio	11.4	%	11.3	%	10.6	%	11.4	%	10.6%
	Tier 1 capital ratio	12.9	%	12.8	%	12.1	%	12.9	%	12.1%
	Total capital ratio	14.9	%	14.8	%	13.8	%	14.9	%	13.8%
	Basel III leverage ratio
	Leverage ratio exposure ($ millions)	$653,946		$649,169		$610,353		$653,946		$610,353
	Leverage ratio	4.3	%	4.2	%	4.0	%	4.3	%	4.0%
	Liquidity coverage ratio (LCR)	128	%	126	%	120	%	n/a		n/a
	Other information
Full-time equivalent employees		44,220		45,091		44,928		44,220		44,928
(1)	For additional information, see the “Non-GAAP measures” section.
(2)

The ratio is calculated as the provision for credit losses on impaired loans to average loans and acceptances, net of allowance for credit losses. In 2018, following our adoption of IFRS 9 on November 1, 2017, provision for credit losses on impaired loans (stage 3) is calculated in accordance with IFRS 9. 2017 and prior amounts were calculated in accordance with IAS 39.

(3)	Excludes 60,764 restricted shares as at October 31, 2018 (July 31, 2018: 68,084; October 31, 2017: 190,285).
(4)

Excludes 2,010,890 common that were issued and outstanding but which have not been acquired by a third party as at October 31, 2017. These shares were issued as a component of our acquisition of The PrivateBank.

(5)

Includes the full contract amount of AUA or custody under a 50/50 joint venture between CIBC and The Bank of New York Mellon of $1,834.0 billion (July 31, 2018: $1,915.6 billion; October 31, 2017: $1,723.9 billion).

(6)	AUM amounts are included in the amounts reported under AUA.
n/a	Not applicable.

CIBC Fourth Quarter 2018 News Release	3

Review of Canadian Personal and Small Business Banking fourth quarter results
$ millions, for the three months ended	2018 Oct. 31	2018 Jul. 31	2017 Oct. 31

Revenue
Personal and small business banking	$2,190	$2,165	$2,086
Other	11	11	7

Total revenue	2,201	2,176	2,093
Provision for credit losses
Impaired (1)	182	199	181
Performing (1)	9	-	2

Total provision for credit losses	191	199	183
Non-interest expenses	1,100	1,105	1,161

Income before income taxes	910	872	749
Income taxes	242	233	198

Net income	$668	$639	$551

Net income attributable to:
Equity shareholders (a)	$668	$639	$551

Efficiency ratio	50.0%	50.8%	55.5%
Return on equity (2)	68.9%	66.7%	57.8%
Charge for economic capital (2) (b)	$(95)	$(94)	$(93)
Economic profit (2) (a+b)	$573	$545	$458
Full-time equivalent employees	14,086	14,425	14,709

(1)

As a result of our adoption of IFRS 9 effective November 1, 2017, we now recognize provision for credit losses on both impaired and performing loans in the SBU. In prior periods, provision for credit losses on performing loans was recognized in Corporate and Other, with the exception of provision for credit losses on: (i) performing residential mortgages greater than 90 days delinquent; and (ii) performing personal loans and scored small business loans greater than 30 days delinquent, which was recognized in Canadian Personal and Small Business Banking.

(2)	For additional information, see the “Non-GAAP measures” section.

Net income was $668 million, up $117 million from the fourth quarter of 2017. Adjusted net income (2) was $669 million, up $46 million from the fourth quarter of 2017.

Revenue of $2,201 million was up $108 million from the fourth quarter of 2017. Personal and small business banking revenue increased primarily due to favourable spreads, higher volumes and higher fees.

Provision for credit losses of $191 million was up $8 million from the fourth quarter of 2017, mainly due to a higher provision for credit losses on performing loans as a result of portfolio growth in the personal lending portfolio.

Non-interest expenses of $1,100 million were down $61 million from the fourth quarter of 2017, mainly due to fees and charges related to the launch of Simplii Financial and the related wind-down of President’s Choice Financial in 2017, shown as an item of note, partially offset by higher spending on strategic initiatives.

Review of Canadian Commercial Banking and Wealth Management fourth quarter results

$ millions, for the three months ended	2018 Oct. 31	2018 Jul. 31	2017 Oct. 31

Revenue
Commercial banking	$386	$389	$348
Wealth management	600	599	574

Total revenue	986	988	922
Provision for (reversal of) credit losses
Impaired (1)	8	2	11
Performing (1)	(1)	(6)	n/a

Total provision for (reversal of) credit loss	7	(4)	11
Non-interest expenses	521	513	520

Income before income taxes	458	479	391
Income taxes	125	129	104

Net income	$333	$350	$287

Net income attributable to:
Equity shareholders (a)	$333	$350	$287

Efficiency ratio	52.8%	51.9%	56.4%
Return on equity (2)	39.6%	41.7%	37.1%
Charge for economic capital (2) (b)	$(82)	$(83)	$(76)
Economic profit (2) (a+b)	$251	$267	$211
Full-time equivalent employees	4,999	5,060	5,081

(1)

As a result of our adoption of IFRS 9 effective November 1, 2017, we now recognize provision for credit losses on both impaired and performing loans in the SBU. In prior periods, provision for credit losses on performing loans was recognized in Corporate and Other.

(2)	For additional information, see the “Non-GAAP measures” section.
n/a	Not applicable.

Net income for the quarter was $333 million, up $46 million from the fourth quarter of 2017. Adjusted net income(2) was $334 million, up $46 million from the fourth quarter of 2017.

Revenue of $986 million was up $64 million from the fourth quarter of 2017, driven by strong lending and deposit growth in commercial banking, and growth in fee-based revenue in our wealth management businesses.

Provision for credit losses was down $4 million from the fourth quarter of 2017, primarily due to lower losses in the commercial banking portfolio.

Non-interest expenses of $521 million were comparable with the fourth quarter of 2017.

CIBC Fourth Quarter 2018 News Release	4

Review of U.S. Commercial Banking and Wealth Management fourth quarter results

$ millions, for the three months ended	2018 Oct. 31	2018 Jul. 31	2017 Oct. 31 (1)

Revenue
Commercial banking	$311	$304	$290
Wealth management	148	144	119
Other	(2)	—	13

Total revenue (2)(3)	457	448	422
Provision for (reversal of) credit losses
Impaired (4)	22	28	15
Performing (4)	18	(14)	33

Total provision for credit losses	40	14	48
Non-interest expenses	264	246	235

Income before income taxes	153	188	139
Income taxes (2)	22	26	32

Net income	$131	$162	$107

Net income attributable to:
Equity shareholders (a)	$131	$162	$107

Efficiency ratio	57.6%	55.0%	55.7%
Return on equity (5)	7.2%	9.1%	6.4%
Charge for economic capital (5) (b)	$(172)	$(170)	$(156)
Economic profit (5) (a+b)	$(41)	$(8)	$(49)
Full-time equivalent employees	1,947	1,926	1,753

(1)	Certain information was reclassified to conform to the funds transfer pricing methodology adopted in the first quarter of 2018 relating to CIBC Bank USA.
(2)

Revenue and income taxes are reported on a taxable equivalent basis (TEB) basis. Accordingly, revenue and income taxes include a TEB adjustment of nil for the quarter ended October 31, 2018 (July 31, 2018: $1 million; October 31, 2017: nil). The equivalent amounts are offset in the revenue and income taxes of Corporate and Other.

(3)

Included $9 million of accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank, shown as an item of note, for the quarter ended October 31, 2018 (July 31, 2018: $12 million; October 31, 2017: $31 million).

(4)

As a result of our adoption of IFRS 9 effective November 1, 2017, we now recognize provision for credit losses on both impaired and performing loans in the SBU. In prior periods, provision for credit losses on performing loans other than that of CIBC Bank USA was recognized in Corporate and Other.

(5)	For additional information, see the “Non-GAAP measures” section.

Net income for the quarter was $131 million, up $24 million from the fourth quarter of 2017. Adjusted net income(5) was $139 million, up $20 million from the fourth quarter of 2017.

Revenue of $457 million was up $35 million from the fourth quarter of 2017, primarily due to loan growth and margin expansion at CIBC Bank USA.

Provision for credit losses of $40 million was down $8 million from the fourth quarter of 2017. The provision for credit losses on impaired loans was up due to higher losses in CIBC Bank USA. The provision for credit losses on performing loans was down, primarily due to the establishment of a collective allowance (prior to our adoption of IFRS 9) for new loan originations and renewals of acquired loans relating to CIBC Bank USA in the fourth quarter of 2017, shown as an item of note.

Non-interest expenses of $264 million were up $29 million from the fourth quarter of 2017, primarily due to higher spending on growth initiatives.

Review of Capital Markets fourth quarter results

$ millions, for the three months ended	2018 Oct. 31	2018 Jul. 31	2017 Oct. 31

Revenue
Global markets	$371	$408	$299
Corporate and investment banking	281	350	326
Other	(3)	(6)	(3)

Total revenue (1)	649	752	622
Provision for (reversal of) credit losses
Impaired (2)	2	1	-
Performing (2)	(6)	(2)	n/a

Total reversal of credit losses	(4)	(1)	-
Non-interest expenses	356	384	320

Income before income taxes	297	369	302
Income taxes (1)	64	104	80

Net income	$233	$265	$222

Net income attributable to:
Equity shareholders (a)	$233	$265	$222

Efficiency ratio	55.0%	50.9%	51.3%
Return on equity (3)	35.3%	39.1%	30.0%
Charge for economic capital (3) (b)	$(65)	$(66)	$(72)
Economic profit (3) (a+b)	$168	$199	$150
Full-time equivalent employees	1,396	1,416	1,314

(1)

Revenue and income taxes are reported on a TEB basis. Accordingly, revenue and income taxes include a TEB adjustment of $30 million for the quarter ended October 31, 2018 (July 31, 2018: $43 million; October 31, 2017: $37 million). The equivalent amounts are offset in the revenue and income taxes of Corporate and Other.

(2)

As a result of our adoption of IFRS 9 effective November 1, 2017, we now recognize provision for credit losses on both impaired and performing loans in the SBU. In prior periods, provision for credit losses on performing loans was recognized in Corporate and Other.

(3)	For additional information, see the “Non-GAAP measures” section.
n/a	Not applicable.

CIBC Fourth Quarter 2018 News Release	5

Net income for the quarter was $233 million, compared with net income of $222 million for the fourth quarter of 2017. Adjusted net income(3) for the quarter was $233 million, compared with $222 million for the prior year quarter.

Revenue of $649 million was up $27 million from the fourth quarter of 2017. In global markets, higher revenue from our equity derivatives, foreign exchange and interest rate trading businesses was partially offset by the movement in reserves related to derivative client exposures. In corporate and investment banking, lower investment portfolio revenue and lower debt underwriting revenue was partially offset by higher corporate banking and advisory revenue.

Reversal of credit losses was $4 million, compared with nil in the fourth quarter of 2017.

Non-interest expenses of $356 million were up $36 million from the fourth quarter of 2017, primarily due to higher performance and employee-related compensation.

Review of Corporate and Other fourth quarter results

$ millions, for the three months ended	2018 Oct. 31	2018 Jul. 31	2017 Oct. 31

Revenue
International banking	$127	$172	$183
Other	32	11	27

Total revenue (1)	159	183	210
Provision for (reversal of) credit losses
Impaired (2)	45	44	5
Performing (2)	(15)	(11)	(18)

Total provision for (reversal of) credit losses	30	33	(13)
Non-interest expenses	350	324	334

Loss before income taxes	(221)	(174)	(111)
Income taxes (1)	(124)	(127)	(108)

Net loss	$(97)	$(47)	$(3)

Net income (loss) attributable to:
Non-controlling interests	$2	$4	$5
Equity shareholders	(99)	(51)	(8)

Full-time equivalent employees	21,792	22,264	22,071

(1)

Revenue and income taxes of Capital Markets and U.S. Commercial Banking and Wealth Management are reported on a TEB basis. The equivalent amounts are offset in the revenue and income taxes of Corporate and Other. Accordingly, revenue and income taxes include a TEB adjustment of $30 million for the quarter ended October 31, 2018 (July 31, 2018: $44 million; October 31, 2017: $37 million).

(2)

As a result of our adoption of IFRS 9 effective November 1, 2017, we now recognize provision for credit losses on both impaired and performing loans in the SBUs. In prior periods, provision for credit losses on performing loans was recognized in Corporate and Other, with the exception of provision for credit losses related to CIBC Bank USA, which was recognized in U.S. Commercial Banking and Wealth Management, and provision for credit losses on: (i) performing residential mortgages greater than 90 days delinquent; and (ii) performing personal loans and scored small business loans greater than 30 days delinquent, which was recognized in Canadian Personal and Small Business Banking. Provision for credit losses related to CIBC FirstCaribbean continues to be recognized in Corporate and Other.

(3)	For additional information, see the “Non-GAAP measures” section.

Net loss for the quarter was $97 million, compared with a net loss of $3 million in the same quarter last year, primarily due to lower revenue, higher credit losses and higher non-interest expenses. Adjusted net loss (3) for the quarter was $11 million, compared with adjusted net income of $11 million for the prior year quarter.

Revenue of $159 million was down $51 million from the fourth quarter of 2017, primarily due to losses recognized on debt securities in CIBC FirstCaribbean as a result of the Barbados government debt restructuring.

Provision for credit losses was $30 million, compared with a reversal of credit losses of $13 million in the fourth quarter of 2017, primarily due to higher loan losses in CIBC FirstCaribbean resulting from the Barbados government debt restructuring noted above.

Non-interest expenses of $350 million were up $16 million from the fourth quarter of 2017, mainly due to increased spending on strategic initiatives.

Income tax benefit was up $16 million from the fourth quarter of 2017, mainly due to the tax impact of the items noted above.

CIBC Fourth Quarter 2018 News Release	6

Consolidated balance sheet

$ millions, as at October 31	2018	2017

ASSETS
Cash and non-interest-bearing deposits with banks	$4,380	$3,440

Interest-bearing deposits with banks	13,311	10,712

Securities (1)	101,664	93,419

Cash collateral on securities borrowed	5,488	5,035

Securities purchased under resale agreements	43,450	40,383

Loans
Residential mortgages	207,749	207,271
Personal	43,058	40,937
Credit card	12,673	12,378
Business and government	109,555	97,766
Allowance for credit losses	(1,639)	(1,618)

	371,396	356,734

Other
Derivative instruments	21,431	24,342
Customers’ liability under acceptances	10,265	8,824
Land, buildings and equipment	1,795	1,783
Goodwill	5,564	5,367
Software and other intangible assets	1,945	1,978
Investments in equity-accounted associates and joint ventures	526	715
Deferred tax assets	601	727
Other assets	15,283	11,805

	57,410	55,541

	$597,099	$565,264
LIABILITIES AND EQUITY
Deposits
Personal	$163,879	$159,327
Business and government	240,149	225,622
Bank	14,380	13,789
Secured borrowings	42,607	40,968

	461,015	439,706

Obligations related to securities sold short	13,782	13,713

Cash collateral on securities lent	2,731	2,024

Obligations related to securities sold under repurchase agreements	30,840	27,971

Other
Derivative instruments	20,973	23,271
Acceptances	10,296	8,828
Deferred tax liabilities	43	30
Other liabilities	18,223	15,275

	49,535	47,404

Subordinated indebtedness	4,080	3,209

Equity
Preferred shares	2,250	1,797
Common shares	13,243	12,548
Contributed surplus	136	137
Retained earnings	18,537	16,101
Accumulated other comprehensive income (AOCI)	777	452

Total shareholders’ equity	34,943	31,035
Non-controlling interests	173	202

Total equity	35,116	31,237

	$597,099	$565,264

(1)

Securities balances have been aggregated in the current year, with prior periods amended to reflect this presentation. See Note 4 to the consolidated financial statements in our 2018 Annual Report, for additional details.

CIBC Fourth Quarter 2018 News Release	7

Consolidated statement of income

	For the three months ended				For the twelve months ended
$ millions, except as noted	2018 Oct. 31	2018 Jul. 31	2017 Oct. 31		2018 Oct. 31	2017 Oct. 31
Interest income
Loans	$3,764	$3,598	$3,143		$13,901	$11,028
Securities	583	612	479		2,269	1,890
Securities borrowed or purchased under resale agreements	310	273	148		1,053	495
Deposits with banks	79	73	55		282	180
	4,736	4,556	3,825		17,505	13,593
Interest expense
Deposits	1,852	1,659	1,174		6,240	3,953
Securities sold short	75	67	64		272	226
Securities lent or sold under repurchase agreements	224	200	73		736	254
Subordinated indebtedness	43	49	38		174	142
Other	3	4	12		18	41
	2,197	1,979	1,361		7,440	4,616
Net interest income	2,539	2,577	2,464		10,065	8,977
Non-interest income
Underwriting and advisory fees	91	138	116		420	452
Deposit and payment fees	223	217	214		877	843
Credit fees	212	219	199		851	744
Card fees	128	125	119		510	463
Investment management and custodial fees	328	314	284		1,247	1,034
Mutual fund fees	406	410	396		1,624	1,573
Insurance fees, net of claims	105	109	107		431	427
Commissions on securities transactions	89	85	86		357	349
Gains from financial instruments measured/designated at fair value through profit or loss (FVTPL), net (2017: Trading income and designated at fair value (FVO) gains, net)	191	152	40	(1)	603	227	(1)
Gains (losses) from debt securities measured at fair value through other comprehensive income (FVOCI) and amortized cost, net (2017: Available-for-sale (AFS) securities gains, net)	(58)	(9)	37		(35)	143
Foreign exchange other than trading	64	66	59		310	252
Income from equity-accounted associates and joint ventures	27	36	26		121	101
Other	107	108	122		453	695
	1,913	1,970	1,805		7,769	7,303
Total revenue	4,452	4,547	4,269		17,834	16,280
Provision for credit losses	264	241	229		870	829
Non-interest expenses
Employee compensation and benefits	1,353	1,437	1,316		5,665	5,198
Occupancy costs	228	218	215		875	822
Computer, software and office equipment	467	441	450		1,742	1,630
Communications	78	77	78		315	317
Advertising and business development	95	83	89		327	282
Professional fees	71	55	71		226	229
Business and capital taxes	26	27	26		103	96
Other	273	234	325		1,005	997
	2,591	2,572	2,570		10,258	9,571
Income before income taxes	1,597	1,734	1,470		6,706	5,880
Income taxes	329	365	306		1,422	1,162
Net income	$1,268	$1,369	$1,164		$5,284	$4,718
Net income attributable to non-controlling interests	$2	$4	$5		$17	$19
Preferred shareholders	$24	$23	$24		$89	$52
Common shareholders	1,242	1,342	1,135		5,178	4,647
Net income attributable to equity shareholders	$1,266	$1,365	$1,159		$5,267	$4,699
Earnings per share (in dollars)
Basic	$2.81	$3.02	$2.60		$11.69	$11.26
Diluted	2.80	3.01	2.59		11.65	11.24
Dividends per common share (in dollars)	1.36	1.33	1.30		5.32	5.08
(1)	Reclassified to conform to the presentation adopted in the current year.

CIBC Fourth Quarter 2018 News Release	8

Consolidated statement of comprehensive income

	For the three months ended			For the twelve months ended
$ millions	2018 Oct. 31	2018 Jul. 31	2017 Oct. 31	2018 Oct. 31	2017 Oct. 31
Net income	$1,268	$1,369	$1,164	$5,284	$4,718
Other comprehensive income (OCI), net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	340	435	1,084	635	(1,148)
Net gains (losses) on hedges of investments in foreign operations	(159)	(284)	(653)	(349)	772
	181	151	431	286	(376)
Net change in debt securities measured at FVOCI (2017: AFS debt and equity securities)
Net gains (losses) on securities measured at FVOCI	(28)	(27)	6	(142)	6
Net (gains) losses reclassified to net income	-	(4)	(30)	(29)	(107)
	(28)	(31)	(24)	(171)	(101)
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	(66)	62	20	(25)	70
Net (gains) losses reclassified to net income	38	(52)	(14)	(26)	(60)
	(28)	10	6	(51)	10
OCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	(95)	219	(125)	226	139
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk	(8)	8	(3)	(2)	(10)
Net gains (losses) on equity securities designated at FVOCI	10	1	n/a	29	n/a
Total OCI (1)	32	358	285	317	(338)
Comprehensive income	$1,300	$1,727	$1,449	$5,601	$4,380
Comprehensive income attributable to non-controlling interests	$2	$4	$5	$17	$19
Preferred shareholders	$24	$23	$24	$89	$52
Common shareholders	1,274	1,700	1,420	5,495	4,309
Comprehensive income attributable to equity shareholders	$1,298	$1,723	$1,444	$5,584	$4,361

(1)  Includes $3 million of losses for the quarter ended October 31, 2018 (July 31, 2018: $4 million; October 31, 2017: $7 million), relating to our investments in equity-accounted associates and joint ventures.

n/a   Not applicable.

	For the three months ended			For the twelve months ended
$ millions	2018 Oct. 31	2018 Jul. 31	2017 Oct. 31	2018 Oct. 31	2017 Oct. 31
Income tax (expense) benefit allocated to each component of OCI
Subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Net gains (losses) on investments in foreign operations	$(2)	$(33)	$(34)	$(31)	$42
Net gains (losses) on hedges of investments in foreign operations	5	41	136	43	(170)
	3	8	102	12	(128)
Net change in debt securities measured at FVOCI (2017: AFS debt and equity securities)
Net gains (losses) on securities measured at FVOCI	7	(1)	(8)	18	(23)
Net (gains) losses reclassified to net income	-	1	7	8	36
	7	-	(1)	26	13
Net change in cash flow hedges
Net gains (losses) on derivatives designated as cash flow hedges	22	(21)	(5)	8	(23)
Net (gains) losses reclassified to net income	(14)	18	5	9	22
	8	(3)	-	17	(1)
Not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans	30	(79)	42	(87)	(54)
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk	3	(3)	1	1	4
Net gains (losses) on equity securities designated at FVOCI	(4)	(1)	n/a	(11)	n/a
	$47	$(78)	$144	$(42)	$(166)

n/a    Not applicable.

CIBC Fourth Quarter 2018 News Release	9

Consolidated statement of changes in equity

	For the three months ended			For the twelve months ended
$ millions	2018 Oct. 31	2018 Jul. 31	2017 Oct. 31	2018 Oct. 31	2017 Oct. 31
Preferred shares
Balance at beginning of period	$2,250	$2,248	$1,796	$1,797	$1,000
Issue of preferred shares	-	-	-	450	800
Treasury shares	-	2	1	3	(3)
Balance at end of period	$2,250	$2,250	$1,797	$2,250	$1,797
Common shares
Balance at beginning of period	$13,201	$13,166	$12,197	$12,548	$8,026
Issued pursuant to the acquisition of The PrivateBank	-	-	-	194	3,443
Issued pursuant to the acquisition of Geneva Advisors	-	-	126	-	126
Issued pursuant to the acquisition of Wellington Financial	-	-	-	47	-
Other issue of common shares	94	94	241	555	957
Purchase of common shares for cancellation	(52)	(52)	-	(104)	-
Treasury shares	-	(7)	(16)	3	(4)
Balance at end of period	$13,243	$13,201	$12,548	$13,243	$12,548
Contributed surplus
Balance at beginning of period	$133	$137	$137	$137	$72
Issue of replacement equity-settled awards pursuant to the acquisition of The PrivateBank	-	-	-	-	72
Compensation expense arising from equity-settled share-based awards	8	9	3	31	7
Exercise of stock options and settlement of other equity-settled share-based awards	(4)	(14)	(3)	(32)	(15)
Other	(1)	1	-	-	1
Balance at end of period	$136	$133	$137	$136	$137
Retained earnings
Balance at beginning of period under IAS 39	n/a	n/a	$15,535	$16,101	$13,584
Impact of adopting IFRS 9 at November 1, 2017	n/a	n/a	n/a	(144)	n/a
Balance at beginning of period under IFRS 9	$18,051	$17,412	n/a	15,957	n/a
Net income attributable to equity shareholders	1,266	1,365	1,159	5,267	4,699
Dividends
Preferred	(24)	(23)	(24)	(89)	(52)
Common	(602)	(589)	(569)	(2,356)	(2,121)
Premium on purchase of common shares for cancellation	(163)	(150)	-	(313)	-
Realized gains (losses) on equity securities designated at FVOCI reclassified from AOCI	1	15	n/a	49	n/a
Other	8 (1)	21 (1)	-	22 (1)	(9)
Balance at end of period	$18,537	$18,051	$16,101	$18,537	$16,101
AOCI, net of income tax
AOCI, net of income tax, that is subject to subsequent reclassification to net income
Net foreign currency translation adjustments
Balance at beginning of period	$843	$692	$307	$738	$1,114
Net change in foreign currency translation adjustments	181	151	431	286	(376)
Balance at end of period	$1,024	$843	$738	$1,024	$738
Net gains (losses) on debt securities measured at FVOCI (2017: AFS debt and equity securities)
Balance at beginning of period under IAS 39	n/a	n/a	$84	$60	$161
Impact of adopting IFRS 9 at November 1, 2017	n/a	n/a	n/a	(28)	n/a
Balance at beginning of period under IFRS 9	$(111)	$(80)	n/a	32	n/a
Net change in securities measured at FVOCI	(28)	(31)	(24)	(171)	(101)
Balance at end of period	$(139)	$(111)	$60	$(139)	$60
Net gains (losses) on cash flow hedges
Balance at beginning of period	$10	$-	$27	$33	$23
Net change in cash flow hedges	(28)	10	6	(51)	10
Balance at end of period	$(18)	$10	$33	$(18)	$33
AOCI, net of income tax, that is not subject to subsequent reclassification to net income
Net gains (losses) on post-employment defined benefit plans
Balance at beginning of period	$(48)	$(267)	$(244)	$(369)	$(508)
Net change in post-employment defined benefit plans	(95)	219	(125)	226	139
Balance at end of period	$(143)	$(48)	$(369)	$(143)	$(369)
Net gains (losses) due to fair value change of FVO liabilities attributable to changes in credit risk
Balance at beginning of period	$(4)	$(12)	$(7)	$(10)	$-
Net change attributable to changes in credit risk	(8)	8	(3)	(2)	(10)
Balance at end of period	$(12)	$(4)	$(10)	$(12)	$(10)
Net gains (losses) on equity securities designated at FVOCI
Impact of adopting IFRS 9 at November 1, 2017	n/a	n/a	n/a	$85	n/a
Balance at beginning of period under IFRS 9	$56	$70	n/a	85	n/a
Net gains (losses) on equity securities designated at FVOCI	10	1	n/a	29	n/a
Realized gains (losses) on equity securities designated at FVOCI reclassified to retained earnings (2)	(1)	(15)	n/a	(49)	n/a
Balance at end of period	$65	$56	n/a	$65	n/a
Total AOCI, net of income tax	$777	$746	$452	$777	$452
Non-controlling interests
Balance at beginning of period	n/a	n/a	$190	$202	$201
Impact of adopting IFRS 9 at November 1, 2017	n/a	n/a	n/a	(4)	n/a
Balance at beginning of period under IFRS 9	$173	$180	n/a	198	n/a
Net income (loss) attributable to non-controlling interests	2	4	5	17	19
Dividends	(2)	(4)	-	(31)	(8)
Other	-	(7)	7	(11)	(10)
Balance at end of period	$173	$173	$202	$173	$202
Equity at end of period	$35,116	$34,554	$31,237	$35,116	$31,237
(1)

Includes the recognition of loss carryforwards relating to foreign exchange translation amounts on CIBC’s net investment in foreign operations that were previously reclassified to retained earnings as part of our transition to IFRS in 2012.

(2)

Includes $1 million of gains reclassified to retained earnings for the quarter ended October 31, 2018 (July 31, 2018: $8 million of losses; October 31, 2017: n/a), relating to our investments in equity-accounted associates and joint ventures.

n/a	Not applicable.

CIBC Fourth Quarter 2018 News Release	10

Consolidated statement of cash flows

	For the three months ended			For the twelve months ended
$ millions	2018 Oct. 31	2018 Jul. 31	2017 Oct. 31	2018 Oct. 31	2017 Oct. 31
Cash flows provided by (used in) operating activities
Net income	$1,268	$1,369	$1,164	$5,284	$4,718
Adjustments to reconcile net income to cash flows provided by (used in) operating activities:
Provision for credit losses	264	241	229	870	829
Amortization and impairment (1)	162	167	152	657	542
Stock options and restricted shares expense	8	9	3	31	7
Deferred income taxes	(33)	(8)	30	69	21
Losses (gains) from debt securities measured at FVOCI and amortized cost
(2017: AFS debt and equity securities (gains), net)	58	9	(37)	35	(143)
Net losses (gains) on disposal of land, buildings and equipment	-	(2)	1	(14)	(305)
Other non-cash items, net	10	(79)	(32)	(292)	(15)
Net changes in operating assets and liabilities
Interest-bearing deposits with banks	827	(2,215)	4,998	(2,599)	394
Loans, net of repayments	(4,999)	(1,971)	(7,392)	(16,155)	(30,547)
Deposits, net of withdrawals	1,151	10,502	(938)	20,770	18,407
Obligations related to securities sold short	1,630	(1,573)	1,131	69	3,375
Accrued interest receivable	(176)	37	(144)	(341)	(34)
Accrued interest payable	126	(11)	152	205	90
Derivative assets	467	2,047	2,097	2,780	3,588
Derivative liabilities	(800)	(526)	(4,881)	(2,084)	(5,549)
Securities measured at FVTPL (2017: Trading and FVO securities)	(1,786)	1,691	(2,611)	(647)	(657)
Other assets and liabilities designated at fair value (2017: Other FVO assets and liabilities)	(452)	1,021	(234)	(380)	1,071
Current income taxes	22	61	(17)	(301)	(1,063)
Cash collateral on securities lent	269	471	(37)	707	(494)
Obligations related to securities sold under repurchase agreements	(2,145)	(5,388)	5,418	2,869	16,277
Cash collateral on securities borrowed	(405)	1,257	831	(453)	398
Securities purchased under resale agreements	1,945	(1,776)	273	(1,195)	(10,556)
Other, net	1,377	(3,461)	1,842	(18)	2,103
	(1,212)	1,872	1,998	9,867	2,457
Cash flows provided by (used in) financing activities
Issue of subordinated indebtedness	-	34	-	1,534	-
Redemption/repurchase/maturity of subordinated indebtedness	(19)	(619)	-	(638)	(55)
Issue of preferred shares, net of issuance cost	-	-	-	445	792
Issue of common shares for cash	43	34	38	186	194
Purchase of common shares for cancellation	(215)	(202)	-	(417)	-
Net sale (purchase) of treasury shares	-	(5)	(15)	6	(7)
Dividends paid	(579)	(566)	(393)	(2,109)	(1,425)
	(770)	(1,324)	(370)	(993)	(501)
Cash flows provided by (used in) investing activities
Purchase of securities measured/designated at FVOCI and amortized cost (2017: Purchase of AFS securities)	(8,676)	(8,797)	(8,975)	(33,011)	(37,864)
Proceeds from sale of securities measured/designated at FVOCI and amortized cost (2017: Proceeds from sale of AFS securities)	6,865	3,277	1,923	12,992	18,787
Proceeds from maturity of debt securities measured at FVOCI and amortized cost (2017: Proceeds from maturity of AFS securities)	4,619	3,467	4,645	12,402	19,368
Cash used in acquisitions, net of cash acquired	-	-	(27)	(315)	(2,517)
Net cash provided by dispositions of investments in equity-accounted associates and joint ventures	-	51	40	200	60
Net sale (purchase) of land, buildings and equipment	(132)	(38)	(66)	(255)	201
	2,676	(2,040)	(2,460)	(7,987)	(1,965)
Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	23	43	65	53	(51)
Net increase (decrease) in cash and non-interest-bearing deposits with banks during the period	717	(1,449)	(767)	940	(60)
Cash and non-interest-bearing deposits with banks at beginning of period	3,663	5,112	4,207	3,440	3,500
Cash and non-interest-bearing deposits with banks at end of period (2)	$4,380	$3,663	$3,440	$4,380	$3,440
Cash interest paid	$2,071	$1,990	$1,209	$7,235	$4,526
Cash interest received	4,402	4,407	3,491	16,440	12,611
Cash dividends received	158	186	191	724	949
Cash income taxes paid	340	312	293	1,654	2,204
(1)	Comprises amortization and impairment of buildings, furniture, equipment, leasehold improvements, and software and other intangible assets.
(2)	Includes restricted balance of $438 million (July 31, 2018: $407 million; October 31, 2017: $436 million).

CIBC Fourth Quarter 2018 News Release	11

Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with International Financial Reporting Standards (IFRS or GAAP), while other measures do not have a standardized meaning under GAAP, and accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP measures useful in understanding how management views underlying business performance.

The following table provides a quarterly reconciliation of non-GAAP to GAAP measures related to CIBC on a consolidated basis. For a more detailed discussion and for an annual reconciliation of non-GAAP to GAAP measures, see the “Non-GAAP measures” section of CIBC’s 2018 Annual Report.

			As at or for the three months ended			As at or for the twelve months ended
$ millions			2018 Oct. 31	2018 Jul. 31	2017 Oct. 31	2018 Oct. 31	2017 Oct. 31
Reported and adjusted diluted EPS
Reported net income attributable to common shareholders	A		$1,242	$1,342	$1,135	$5,178	$4,647
After-tax impact of items of note (1)			91	30	99	252	(53)
Adjusted net income attributable to common shareholders (2)	B		$1,333	$1,372	$1,234	$5,430	$4,594
Diluted weighted-average common shares outstanding (thousands)	C		444,504	445,504	438,556	444,627	413,563
Reported diluted EPS ($)	A/C		$2.80	$3.01	$2.59	$11.65	$11.24
Adjusted diluted EPS ($) (2)	B/C		3.00	3.08	2.81	12.21	11.11
Reported and adjusted return on common shareholders’ equity
Average common shareholders’ equity	D		$32,200	$31,836	$28,471	$31,184	$25,393
Reported return on common shareholders’ equity	A/D	(3)	15.3%	16.7%	15.8%	16.6%	18.3%
Adjusted return on common shareholders’ equity (2)	B/D	(3)	16.4%	17.1%	17.2%	17.4%	18.1%

$ millions, for the three months ended		Canadian Personal and Small Business Banking	Canadian Commercial Banking and Wealth Management	U.S. Commercial Banking and Wealth Management	Capital Markets	Corporate and Other	CIBC Total

Oct. 31	Reported net income (loss)	$ 668	$ 333	$ 131	$233	$(97)	$1,268
2018	After-tax impact of items of note (1)	1	1	8	-	86	96

	Adjusted net income (loss) (2)	$ 669	$ 334	$ 139	$233	$(11)	$1,364

Jul. 31	Reported net income (loss)	$ 639	$ 350	$ 162	$265	$(47)	$1,369
2018	After-tax impact of items of note (1)	4	-	9	-	17	30

	Adjusted net income (loss) (2)	$ 643	$ 350	$ 171	$265	$(30)	$1,399

Oct. 31	Reported net income (loss)	$ 551	$ 287	$ 107	$222	$(3)	$1,164
2017	After-tax impact of items of note (1)	72	1	12	-	14	99

	Adjusted net income (2)	$ 623	$ 288	$ 119	$222	$11	$1,263

$ millions, for the twelve months ended

Oct. 31	Reported net income (loss)	$ 2,547	$ 1,307	$ 565	$1,069	$(204)	$5,284
2018	After-tax impact of items of note (1)	9	1	27	-	220	257

	Adjusted net income (2)	$ 2,556	$ 1,308	$ 592	$1,069	$16	$5,541

Oct. 31	Reported net income (loss)	$ 2,420	$ 1,138	$ 203	$1,090	$(133)	$4,718
2017	After-tax impact of items of note (1)	(170)	1	19	-	97	(53)

	Adjusted net income (loss) (2)	$ 2,250	$ 1,139	$ 222	$1,090	$(36)	$4,665

(1)	Reflects impact of items of note under the “Financial results” section of the 2018 Annual Report.

(2)	Non-GAAP measure.

(3)	Annualized.

Items of note

	For the three months ended			For the twelve months ended
$ millions	2018 Oct. 31	2018 Jul. 31	2017 Oct. 31	2018 Oct. 31	2017 Oct. 31
Gain on the sale and lease back of certain retail properties	$-	$-	$-	$-	$(299)
Amortization of acquisition-related intangible assets	26	31	19	115	41
Incremental losses on debt securities and loans in CIBC FirstCaribbean resulting from the Barbados government debt restructuring	89	-	-	89	-
Fees and charges related to the launch of Simplii Financial and the related wind-down of President’s Choice Financial	-	-	98	-	98
Transaction and integration-related costs as well as purchase accounting adjustments associated with the acquisitions of The PrivateBank and Geneva Advisors (1)	8	9	46	16	104
Increase in legal provisions	-	-	-	-	45
Increase (decrease) in collective allowance recognized in Corporate and Other (2)	-	-	(18)	-	(18)
Pre-tax impact of items of note on net income	123	40	145	220	(29)
Income tax impact on above items of note	(27)	(10)	(46)	(51)	(24)
Charge from net tax adjustments resulting from U.S. tax reforms	-	-	-	88	-
After-tax impact of items of note on net income	$96	$30	$99	$257	$(53)
After-tax impact of items of note on non-controlling interests	(5)	-	-	(5)	-
After-tax impact of items of note on net income attributable to common shareholders	91	30	99	252	(53)
(1)

Transaction costs include legal and other advisory fees, financing costs associated with pre-funding the cash component of the merger consideration, and interest adjustments relating to the obligation payable to dissenting shareholders. Integration costs are comprised of direct and incremental costs incurred as part of planning for and executing the integration of the businesses of The PrivateBank (subsequently rebranded as CIBC Bank USA) and Geneva Advisors with CIBC, including enabling cross-sell opportunities and expansion of services in the U.S. market, the upgrade and conversion of systems and processes, project management, integration-related travel, severance, consulting fees and marketing costs related to rebranding activities. Purchase accounting adjustments, included as items of note beginning in the fourth quarter of 2017, include the accretion of the acquisition date fair value discount on the acquired loans of The PrivateBank, the collective allowance established for new loan originations and renewals of acquired loans (prior to the adoption of IFRS 9 in the first quarter of 2018), and changes in the fair value of contingent consideration relating to the Geneva Advisors acquisition.

(2)

Relates to collective allowance (prior to the adoption of IFRS 9), except for: (i) residential mortgages greater than 90 days delinquent; (ii) personal loans and scored small business loans greater than 30 days delinquent; (iii) net write-offs for the card portfolio; and (iv) the collective allowance related to CIBC Bank USA, which are all reported in the respective SBUs.

CIBC Fourth Quarter 2018 News Release	12

Basis of presentation

The interim consolidated financial information in this news release is prepared in accordance with IFRS and is unaudited whereas the annual consolidated financial information is derived from audited financial statements. These interim consolidated financial statements follow the same accounting policies and methods of application as CIBC’s consolidated financial statements as at and for the year ended October 31, 2018.

Conference Call/Webcast

The conference call will be held at 8:00 a.m. (ET) and is available in English (416-340-2217, or toll-free 1-800-806-5484, passcode 8660945#) and French (514-861-2255, or toll-free 1-877-405-9213, passcode 1105464#). Participants are asked to dial in 10 minutes before the call. Immediately following the formal presentations, CIBC executives will be available to answer questions.

A live audio webcast of the conference call will also be available in English and French at www.cibc.com/en/about-cibc/investor-relations/quarterly-results.html

Details of CIBC’s 2018 fourth quarter and fiscal year results, as well as a presentation to investors, will be available in English and French at www.cibc.com, Investor Relations section, prior to the conference call/webcast. We are not incorporating information contained on the website in this news release.

A telephone replay will be available in English (905-694-9451 or 1-800-408-3053, passcode 6527164#) and French (514-861-2272 or 1-800-408-3053, passcode 9609900#) until 11:59 p.m. (ET) December 6, 2018. The audio webcast will be archived at www.cibc.com/en/about-cibc/investor-relations/quarterly-results.html

About CIBC

CIBC is a leading North American financial institution with 10 million(1) personal banking, business, public sector and institutional clients. Across Personal and Small Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada, in the United States and around the world. Ongoing news releases and more information about CIBC can be found at www.cibc.com/en/about-cibc/media-centre.html.

(1)	Revised to consider clients that have banking relationships with both CIBC and Simplii Financial.

For further information:

Investor Relations:
Amy South, SVP	416-594-7386	amy.south@cibc.com
Jason Patchett, analyst enquiries	416-980-8691	jason.patchett@cibc.com
Alice Dunning, investor enquiries	416-861-8870	alice.dunning@cibc.com

Media Enquiries:
Erica Belling	416-594-7251	erica.belling@cibc.com
Tom Wallis	416-980-4048	tom.wallis@cibc.com

The information below forms a part of this news release.

Nothing in CIBC’s corporate website (www.cibc.com) should be considered incorporated herein by reference.

The Board of Directors of CIBC reviewed this news release prior to it being issued.

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A NOTE ABOUT FORWARD-LOOKING STATEMENTS:

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this news release, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements made in the “Core business performance”, “Strong fundamentals”, and “Making a difference in our Communities” sections of this news release, and the Management’s Discussion and Analysis in our 2018 Annual Report under the heading “Financial performance overview – Outlook for calendar year 2019” and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies, the regulatory environment in which we operate and outlook for calendar year 2019 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “target”, “objective” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions, including the economic assumptions set out in the “Financial performance overview – Outlook for calendar year 2019” section of our 2018 Annual Report, as updated by quarterly reports, and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include: credit, market, liquidity, strategic, insurance, operational, reputation and legal, regulatory and environmental risk; the effectiveness and adequacy of our risk management and valuation models and processes; legislative or regulatory developments in the jurisdictions where we operate, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, the Organisation for Economic Co-operation and Development Common Reporting Standard, and regulatory reforms in the United Kingdom and Europe, the Basel Committee on Banking Supervision’s global standards for capital and liquidity reform, and those relating to bank recapitalization legislation and the payments system in Canada; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions, and interest rate and liquidity regulatory guidance; the resolution of legal and regulatory proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments, including changes relating to economic or trade matters; the possible effect on our business of international conflicts and terrorism; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; potential disruptions to our information technology systems and services; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information, or operational disruption; social media risk; losses incurred as a result of internal or external fraud; anti-money laundering; the accuracy and completeness of information provided to us concerning clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates or associates; intensifying competition from established competitors and new entrants in the financial services industry including through internet and mobile banking; technological change; global capital market activity; changes in monetary and economic policy; currency value and interest rate fluctuations, including as a result of market and oil price volatility; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations, including increasing Canadian household debt levels and global credit risks; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; our ability to successfully execute our strategies and complete and integrate acquisitions and joint ventures; the risk that expected synergies and benefits of the acquisition of PrivateBancorp, Inc. will not be realized within the expected time frame or at all; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Any forward-looking statements contained in this news release represent the views of management only as of the date hereof and are presented for the purpose of assisting our shareholders and financial analysts in understanding our financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statement that is contained in this news release or in other communications except as required by law.

CIBC Fourth Quarter 2018 News Release	14